SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                      ------------------------------------



                                    FORM 11-K

                   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

                 / / TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1995

                           Commission File No: 0-25058




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                    FLORES & RUCKS, INC. 401(K) SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              Flores & Rucks, Inc.
                        8440 Jefferson Highway, Suite 420
                          Baton Rouge, Louisiana 70809
                                 (504) 927-1450

                    FLORES & RUCKS, INC. 401(K) SAVINGS PLAN


                                TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                            PAGE
INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS:


     Statements of Net Assets Available for Benefits at December 31, 1995
     and 1994

     Statement of Changes in Net Assets Available for Benefits, with Fund
      Information for the year ended December 31, 1995


    Notes to Financial Statements

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
    ENDED DECEMBER 31, 1995:

    Schedule of Assets Held for Investment Purposes

    Schedule of Reportable Transactions


All other schedules required by Section 2520.103-10 of the Department of Labor Rules for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements.


EXHIBITS:

    23.1 Consent of Independent Public Accountants

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


FLORES & RUCKS, INC. 401(K) SAVINGS PLAN

By:  Flores & Rucks, Inc.,
     Plan Administrator


/s/  Robert L. Belk                                               June 26, 1996
- --------------------------------------
Robert L. Belk
Senior Vice President and Chief Financial Officer

                              FLORES & RUCKS, INC.
                               401(k) SAVINGS PLAN

                                FINANCIAL REPORT

                                December 31, 1995

                                    CONTENTS

                                                                             Schedule         Page
INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS                                        1


FINANCIAL STATEMENTS
     Statement Of Net Assets Available For Benefits - December 31, 1995                         2
     Statement Of Net Assets Available For Benefits - December 31, 1994                         6
     Statement Of Changes In Net Assets Available For Benefits                                  7
     Notes To Financial Statements                                                             11

SUPPLEMENTARY SCHEDULES
     Assets Held For Investment Purposes                                         1             17
     Reportable Transactions                                                     2             19









Note: There were no prohibited party-in-interest transactions, no leases, and no loans or fixed income obligations in default or classified as uncollectible during the year ended December 31, 1995. A schedule of investment assets which were both acquired and disposed of within the Plan year is not necessary since all such transactions involve either common investment funds or instruments for short-term money management (such as interests in mutual funds and short-term commercial paper ranked in the highest rating category).

                          INDEPENDENT AUDITOR'S REPORT




To the Plan Administrator
Flores & Rucks, Inc. 401(k) Savings Plan
Baton Rouge, Louisiana

We were engaged to audit the financial statements of The Flores & Rucks, Inc. 401(k) Savings Plan as of December 31, 1995 and 1994, and for the year ended December 31, 1995, and the supplemental schedules as of and for the year ended December 31, 1995 as listed in the accompanying table of contents. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the investments, investment transactions and related income, which were certified by Capital Guardian Trust Company and Bankers Trust Company, the trustees of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the Plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained certifications from the trustee as of and for the years ended December 31, 1995 and 1994, that the information provided to the Plan administrator by the trustees is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



H.J. Lowe & Company, L.L.C.
June 21, 1996

                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1995

                                                Participant Directed
                        ------------------------------------------------------------
                                                                            The Cash
                          New       The    Washington                      Management
                          Per-   Investment  Mutual   The Income  The Bond   Trust
                        spective Company of Investors  Fund of     Fund of     of
        ASSETS            Fund    America    Fund      America     America   America
                          ----    -------    ----      -------     -------   -------

Investments:
 At fair value:
  Shares of registered
   investment companies  $727,173 $636,332  $1,059,178 $     -   $     - $     -
  Shares of pooled
   separate accounts            -       -            -       -         -       -
 Insurance company
  unallocated contracts         -       -            -       -         -       -
 Participant loans              -       -            -       -         -       -
 Common stock                   -       -            -       -         -       -
                           ------ -------   ---------  -------    ------  ------



                          727,173 636,332    1,059,178       -         -      -
                          ------- -------    ---------  ------     -----  -----

Receivables:
 Contributions -
   employer                10,682  11,542       18,856       -         -      -
 Contributions -
   employees               19,116  18,879       31,538       -         -      -
                           ------  ------       ------  -------    ------  -----



                           29,798  30,421       50,394       -         -      -
                           ------  ------       ------  -------    ------  -----



   Benefits payable      (24,615) (21,134)    (21,663)       -         -     -
                          ------- -------     -------  -------    ------  -----

Net assets available
 for benefits            $732,35 $645,619   1,087,909 $      -   $     - $   -
                         ======= ========   ========= =========  =======  =====


See Notes to Financial Statements

                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, (Continued)
                                December 31, 1995

                                                      Participant Directed

                 ---------------------------------------------------------------------
                 Participants   Flores and   Guaranteed    U. S.     Money      Real
                    Notes       Rucks, Inc.   Interest     Stock     Market    Estate
        ASSETS      Fund          Stock       Account    Account    Account    Account
                    ----          -----       -------    -------    -------    -------
Investments:
 At fair value:
  Shares of
   registered       $       -    $      -    $      -    $     -    $     -    $   -
   investment
   companies
  Shares of pooled
    separate                -           -           -     15,863     49,203   1,456
    accounts
  Insurance company
    unallocated             -           -     114,697          -          -       -
    contracts

   Participant loans  187,742           -           -          -          -       -
   Common stock             -     454,254           -          -          -       -
                       ------     -------      ------     ------    -------    ----




                      187,742     454,254     114,697     15,863     49,203   1,456
                      -------     -------     -------     ------     ------   -----

Receivables:
 Contributions
   - employer               -      15,132         560      1,500      1,192      18
 Contributions
   - employees          4,281      26,128       1,276      2,546      1,918      19
                        -----      ------       -----      -----      -----      --


                        4,281      41,260       1,836      4,046      3,110      37
                        -----      ------       -----      -----      -----      --



  Benefits payable         -     (19,764)      (9,569)        -        (68)    (907)
                        -----     ------        -----     -----      ------    -----


Net assets available
 for benefits        $192,023    $475,750    $106,964    $19,909    $52,245   $ 586
                     ========    ========    ========    =======    =======   =====




See Notes to Financial Statements

                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, (Continued)
                                December 31, 1995

                                                            Participant Directed
                                   -----------------------------------------------------------
                                              Inter-
                                  Bond and   national  Government   Stock     Value     Small
                                  Mortgage    Stock    Securities   Index     Stock    Company
        ASSETS                     Account   Account    Account    Account   Account   Account
                                   -------   -------    -------    -------   -------   -------


Investments:
 At fair value:
 Shares of registered
  investment companies             $     -   $     -   $    -    $      -    $      -    $      -

 Shares of pooled separate
  accounts                          28,013    63,045    2,524      49,618      31,399      95,783
 Insurance company
  unallocated contracts                  -         -        -           -           -           -
 Participant loans                       -         -        -           -           -           -

 Common stock                            -         -        -           -           -           -
                                    ------    ------    -----      ------      ------      ------



                                    28,013    63,045    2,524      49,618      31,399      95,783
                                    ------    ------    -----      ------      ------      ------

 Receivables:

     Contributions - employer          842     1,655       65       1,989       1,132       5,546

     Contributions - employees       1,140     2,986      144       2,918       1,480      10,227
                                     -----     -----      ---       -----       -----      ------

                                     1,982     4,641      209       4,907       2,612      15,773
                                     -----     -----      ---       -----       -----      ------


     Benefits payable                 (279)   (2,097)       -      (4,333)     (3,256)     (2,178)
                                      ----    ------       --      -------     -------      ------

 Net assets available for
    benefits                        $29,716   $65,589   $2,733    $50,192     $30,755    $109,378
                                    =======   =======   ======     ======     =======    ========


See Notes to Financial Statements

                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, (Continued)
                                December 31, 1995

                                                       Participant Directed
                                      ------------------------------------------
                                      Growth        Bond        Stock
                                       Stock      Emphasis     Emphasis
       ASSETS                         Account      Account      Account    Total
                                      -------      -------      -------    -----


Investments:
  At fair value:
   Shares of registered
     investment companies            $     -    $      -    $      -    $2,422,683
   Shares of pooled separate
     accounts                         73,852      59,866      96,729       567,351
   Insurance company unallocated
     contracts                             -           -           -       114,697
   Participant loans                       -           -           -       187,742
   Common stock                            -           -           -       454,254
                                      ------       ------     ------     ---------
                                      73,852       59,866     96,729     3,746,727
                                      ------       ------     ------     ---------



Receivables:

  Contributions - employer             3,246       1,793       1,737        77,487

  Contributions - employees            4,739       1,993       2,340       133,668
                                       -----       -----       -----       -------


                                       7,985       3,786       4,077       211,155
                                       -----       -----       -----       -------



  Benefits payable                         -           -        (141)     (110,004)
                                       -----       -----        -----     --------



Net assets available for benefits    $81,837    $ 63,652    $100,665    $3,847,878
                                     =======    ========    ========    ==========





See Notes to Financial Statements

                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1994

                                                                Participant Directed
                                   ---------------------------------------------------------
                                             The     Washington   The     The     The Cash
                                 New      Investment   Mutual   Income    Bond   Management
                             Perspective  Company of  Investors Fund of  Fund of  Trust of
                                Fund       America     Fund     America  America  America
                                ----       -------     ----     -------  -------  -------


        ASSETS

At fair value:
 Shares of registered
   investment companies       $ 470,282  $370,459  $ 479,839  $191,994  $ 83,575  $135,650

 Participant loans                    -         -          -         -         -         -
 Allocations required
  between the funds              18,552    18,000     23,039    11,232     4,527  (75,350)
                                 ------    ------     ------    ------     -----  -------


                                488,834   388,459    502,878   203,226    88,102    60,300
 Receivables:

  Contributions                  21,442    20,893     26,835    12,099     5,438     2,463
                                 ------    ------     ------    ------     -----     -----

 Net assets available
   for benefits               $ 510,276  $409,352   $529,713   $215,325 $ 93,540  $ 62,763
                              =========  ========   =========  ========  =======  ========


                                Participant Directed
                                --------------------
                                Participants
                                    Notes
                                    Fund      Total
                                    ----      -----
  ASSETS

At fair value:
 Shares of registered
   investment companies          $     -   $1,731,799
 Participant loans                71,587       71,587

 Allocations required
   between the funds                   -            -
                                  ------       ------
                                  71,587    1,803,386


   Receivables:
   Contributions                       -       89,170
                                  ------       ------
 Net assets available           $ 71,587   $1,892,556
   for benefits                 ========   ==========



 See Notes to Financial Statements

                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1995

                                                          Participant Directed
                                 ------------------------------------------------
                                                  The     Washington
                                     New      Investment     Mutual    The Income
                                 Perspective  Company of   Investors    Fund of
                                    Fund       America       Fund       America
                                    ----       -------       ----       -------


Investment Income:
 Net appreciation (depreciation)
   in fair value of investments  $  61,463    $ 92,311   $  181,784    $   35,189

  Interest                               -           -            -             -

  Dividends                         47,547      48,033       79,677         7,739
                                    ------      ------       ------         -----
    Total investment income        109,010     140,344      261,461        42,928

Contributions:

  Employer                         105,436      97,789      129,908        30,642

  Participants                     168,652     153,690      217,542        47,795

  Rollovers                         21,675      11,738       36,444        22,859

  Loan Payments                      6,332       5,807        8,920         5,528
                                     -----       -----        -----         -----



    Total additions                411,105     409,368      654,275       149,752
                                   -------     -------      -------       -------

Deductions from net assets:

  New loans                         36,766      26,836       44,605        21,540

  Loan expenses                          -           -            -             -

  Benefits paid                     39,396      43,419       54,308             -
                                    ------      ------       ------        ------


 Total deductions                   76,162      70,255       98,913        21,540
                                    ------      ------       ------        ------



Net increase prior to
 interfund transfers               334,943     339,113      555,362       128,212

Transfers (to) from other funds   (112,863)   (102,846)       2,834      (343,537)
                                  --------    --------        -----      --------



   Net increase                    222,080     236,267      558,196      (215,325)
Net assets available for benefits:

  Beginning of Year                510,276     409,352      529,713       215,325
                                   -------     -------      -------       -------

  End of year                    $ 732,356    $645,619   $1,087,909     $       -
                                 =========    ========   ==========     =========



                                     Participant Directed
                                   ---------------------------
                                                  The Cash
                                     The Bond    Management
                                      Fund of     Trust of
                                      America      America
                                      -------      -------




 Investment Income:
  Net appreciation (depreciation)
    in fair value of investments     $   6,148    $      -

   Interest                              4,660       3,474
   Dividends                                 -           -
                                         ------      ------



     Total investment income            10,808       3,474


 Contributions:
   Employer                             11,376       3,473

   Participants                         16,141       5,567

   Rollovers                            18,006      18,006

   Loan Payments                           222         150
                                           ---         ---
                                        56,553      31,670
                                        ------      ------
 Deductions from net assets:
     New loams                           3,470       2,000

     Loan expenses                           -           -

     Benefits paid                      21,117           -
                                        ------       -----


      Total deductions                  24,587       2,000
                                        ------       -----



      Net increase prior to interfund   31,966      29,670
        transfers

      transfers (to) from other funds (125,506)    (92,433)
                                       --------    -------

      Net increases                    (93,540)    (62,763)

 Net assets available for benefits:
      Beginning of year                 93,540      62,763
                                        ------      ------
      End of year                      $     -     $     -
                                       =======     =======


See Notes to Financial Statements

                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                          Year Ended December 31, 1995

                                                         Participant Directed
                            --------------------------------------------------------------

                        Participants  Flores and  Guaranteed    U. S.     Money     Real
                            Notes     Rucks, Inc.  Interest     Stock    Market    Estate
                            Fund         Stock      Account    Account   Account   Account
                            ----         -----      -------    -------   -------   -------

Investment Income:
  Net appreciation
    (depreciation)
    in fair value of
   investments               $    -   $ 31,108   $        -   $  669   $  2,181   $   16

    Interest                  9,929          -        1,073        -      3,521        -

    Dividends                     -     11,784            -      428          -        3
                              ------   ------        ------      ---     ------       --
      Total investment
       income                 9,929     42,892        1,073    1,097      5,702       19

Contributions:

 Employer                         -     40,364        2,631     4,176     2,909      124

 Participants                     -     68,226        5,929     7,239     4,580      124

 Rollovers                        -     33,323       75,248         -         -        -

Loan Payments               (33,848)     2,081        2,349         -         -        -
                            -------      -----        -----     -----     -----      ---

      Total additions
                            (23,919)   186,886     87,230     12,512    13,191       267
                            -------    -------     ------     ------    ------       ---


Deductions from net assets:

 New loans                 (145,860)     3,781          -       280          -         -

 Loan expenses                    -          -         80        11          -         -

 Benefits paid                3,206     19,764     15,750         -      4,804       907
                              -----     ------     ------       ---      -----       ---



    Total deductions       (142,654)    23,545     15,830        291     4,804       907
                            -------     ------     ------        ---     -----       ---


Net increase prior to
 interfund transfers        118,735    163,341     71,400     12,221     8,387      (640)
Transfers (to) from other
 funds                        1,701    312,409     35,564      7,688    43,858     1,226
                              -----    -------     ------      -----    ------     -----




      Net increase          120,436    475,750    106,964      19,909   52,245       586

Net assets available for
benefits:

Beginning of year            71,587          -          -           -       -          -
                             ------       -----      ----        ----    ----       ----


End of year                $192,023   $475,750   $106,964     $19,909  $52,245     $ 586
                           ========   ========   ========     =======  =======     =====

See Notes to Financial Statements

                  FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, (Continued)
                          Year Ended December 31, 1995

                                             Participant Directed
                        --------------------------------------------------------
                                 Inter-
                      Bond and  national  Government   Stock   Value      Small
                      Mortgage    Stock   Securities   Index   Stock     Company
                       Account   Account   Account    Account Account    Account
                       -------   -------   -------    -------  -------   -------

Investment Income:
 Net appreciation
  (depreciation)
   in fair value
  of investments      $  600    $   934   $   16    $   995   $   857    $ 1,482

  Interest               507          -      173          -         -          -

  Dividends                -      3,037        -      3,388       966      1,275
                         ---      -----      ---      -----       ---      -----



    Total investment
    income             1,107      3,971      189      4,383     1,823      2,757
Contributions:
 Employer              2,338      4,643      172      4,660     3,003     13,643

 Participants          3,803      9,206      415      6,731     3,573     24,354

 Rollovers                 -      1,129        -          -         -      2,257

Loan Payments            148        517        -        148        45        649
                         ---        ---                 ---        --        ---


   Total additions     7,396     19,466      776     15,922     8,444     43,660
                       -----     ------      ---     ------     -----     ------



Deductions from net
 assets:
 New loans               128      1,246      128          -       280         61

 Loan expenses            11         62        9          -        11         76

 Benefits paid           279       2,097       -      4,333     3,256      2,178
                         ---       -----      --      -----     -----      -----


  Total deductions       418       3,405     137      4,333     3,547      2,315
                         ---       -----     ---      -----     -----      -----


  Net increase prior to
   interfund transfers 6,978      16,061     639     11,589     4,897     41,345
  Transfers (to) from
    other funds       22,738      49,528   2,094     38,603    25,858      8,033
                      ------      ------   -----     ------    ------     ------


  Net increase        29,716      65,589   2,733     50,192    30,755    109,378


Net assets available
for benefits:
 Beginning of year         -          -        -          -         -          -
                          --         --       --         --        --         --

 End of year        $ 29,716    $ 65,589  $ 2,733   $50,192  $ 30,755  $ 109,378
                    ========    ========  =======   =======  ========  =========




See Notes to Financial Statements

                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, (Continued)
                          Year Ended December 31, 1995

                                                            Participant Directed
                                               ------------------------------------------

                                               Growth      Bond      Stock
                                                Stock    Emphasis   Emphasis
                                               Account    Account    Account        Total
                                               -------    -------    -------        -----

Investment Income:
 Net appreciation (depreciation) in fair
   value of investments                       $ 1,619    $ 1,549    $   3,484    $   422,405

   Interest                                         -        764            -         24,101

   Dividends                                    2,511          -        1,548        207,936
                                                -----        ---        -----        -------



      Total investment income                   4,130      2,313        5,032        654,442

Contributions:

  Employer                                      7,146      3,826        5,428        473,687

  Participants                                 10,878      4,241        7,578        767,264

  Rollovers                                     2,257     17,307       15,051        275,300

Loan Payments                                     454         30          468              -
                                                  ---         --          ---             --

  Total additions
                                               24,865     27,717       33,557      2,170,693
                                               ------     ------       ------      ---------


Deductions from net assets:

  New loans                                     1,502        219        3,018              -

  Loan expenses                                    71         15           70            416

  Benefits paid                                     -          -          141        214,955
                                                   --         --          ---        -------

     Total deductions                           1,573        234        3,229        215,371
                                                -----        ---        -----        -------

     Net increase prior to interfund
       transfers                               23,292     27,483       30,328      1,955,322
     Transfers (to) from other funds
                                               58,545     36,169       70,337              -
                                               ------     ------       ------            ---


     Net increase                              81,837     63,652      100,665      1,955,322

Net assets available for benefits:

 Beginning of year                                  -          -            -      1,892,556
                                                   --         --           --      ---------


 End of year                                  $81,837    $63,652    $ 100,665    $ 3,847,878
                                              =======    =======    =========    ===========



See Notes to Financial Statements

                              FLORES & RUCKS, INC.
                               401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



Note 1.    Description of Plan

          The following description of the Flores & Rucks, Inc. ("Company") 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          1. General. The Plan was established September 1, 1993. The Plan is a defined contribution plan covering all full-time employees who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          2. Contributions. Each year, participants may contribute from a minimum of 2% up to a maximum of 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may contribute to the Plan an amount to be determined annually by the Board of Directors (discretionary profit sharing contribution). Under the 401(k) provisions, the Company may also make a matching contribution not to exceed 5% of
          participants'    compensation.

          3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          4. Vesting. Participants are immediately vested in their contributions, plus actual earnings thereon. Participants also vest in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon based on a five year schedule as outlined in the Plan's trust document. A participant is 100 percent vested after five years of credited service.

          5. Investment Options. Upon enrollment in the Plan, a participant may direct employee and employer contributions in percentage increments in any of seventeen investment funds.

                          NOTES TO FINANCIAL STATEMENTS



           Investments held by Bankers Trust Company:

               New Perspective Fund - a fund investing in domestic and foreign equity securities.

               The Investment Company of America Fund - a fund investing in equity securities.

               Washington Mutual Investors Fund - a fund investing in equity securities.

               Flores & Rucks, Inc. Corporate Common Stock.

               U. S. Stock Account - a pooled investment account invested in U.S. securities, primarily common stocks.

               Money Market Account - a pooled investment account which invests in money market instruments.

               Real Estate Account - a pooled investment account invested in owned commercial property.

               Bond & Mortgage Account - a pooled investment account invested in intermediate-term fixed-income loans.

               International   Stock  Account  -  a  pooled  investment  account
               invested primarily in common stocks of corporations located outside the United States.

               Stock Index Account - a pooled investment account primarily invested in the common stock of those firms included in the Standards & Poor 500 Stock Index.

               Value Stock Account - a pooled investment account invested primarily in income - producing common stocks that are undervalued in the marketplace according to traditional measures of value.

               Small Company Stock Account - a pooled investment account invested primarily in common stocks of smaller companies whose earnings are expected to grow at above average rates.

               Growth Stock Account - a pooled investment account invested primarily in common stocks of large established companies whose earnings are expected to grow at above average rates.

               Government  Securities  Account  - a  pooled  investment  account
               invested  in  obligations   issued  or  guaranteed  by  the  U.S.
               Government or its agencies.

                          NOTES TO FINANCIAL STATEMENTS



               Bond Emphasis Balanced Account - a pooled investment account invested in other separate accounts of Principal Mutual Life Insurance Company, weighted toward fixed income accounts.

               Stock Emphasis Balanced Account - a pooled investment account invested in other separate accounts of Principal Mutual Life Insurance Company, weighted toward equity accounts.

               The  Guaranteed  Interest  Account - a part of  Principal  Mutual
               Life's General Account. The underlying assets in the General Account are invested mostly in private placement bonds, commercial mortgages, and residential mortgages. The Guaranteed Interest Account provides a guaranteed interest rate for a specified period of time as determined, or allowed, by the Plan.

     6. Payment of Benefits. For termination of service due to death, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     7. Administrative Expense. Costs of Plan administration are paid by the Company.

     8. Participant Notes Receivable. Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Fund. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 7 percent to 11.75 percent. Principal and interest are paid ratably through monthly payroll deductions. During the year ended December 31, 1995, there were 28 loans made totaling $145,860, repayments were $33,848 and the ending balance was $192,023.

     9. Forfeited accounts. At December 31, 1995, forfeited nonvested accounts totaled $13,739. These accounts will be used to reduce future employer contributions. Also, in 1995, employer contributions were reduced by $8,801 from forfeited nonvested accounts.


Note 2.    Summary of Accounting Policies

           Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

                          NOTES TO FINANCIAL STATEMENTS



          Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Payment of Benefits

          Benefits are recorded when paid.


Note 3.   Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


Note 4.   Reconciliation of Financial Statements to Form 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                                December 31
                                                                                                -----------
                                                                                           1995             1994
                                                                                           ----             ----

                Net assets available for benefits per the financial statements          $ 3,847,878       $ 1,892,556
                Amounts allocated to withdrawing participants                               110,004                 -
                                                                                        -----------      -----------

                Net assets available for benefits per the Form 5500                     $ 3,957,882       $ 1,892,556
                                                                                        ===========       ===========

           The following is a  reconciliation  of benefits paid to  participants per the financial  statements for the year ended December 31, 1995 to
           Form 5500:
                Benefits paid to participants per the financial statements                       $ 214,955
                Amounts allocated to withdrawing participants                                     (110,004)
                                                                                                  --------

                Benefits paid to participants per Form 5500                                      $ 104,951
                                                                                                 =========


                          NOTES TO FINANCIAL STATEMENTS



Note 5.    Tax Status

           The Internal Revenue Service has determined and informed the trustee by a letter dated January 26, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code
           (IRC). The Plan has been amended since receiving the determination letter. An application was filed March 13, 1996 with the IRS requesting a new determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


Note 6.    Investments

           The investment assets of the Plan are held by Bankers Trust Company.

           The following table presents the aggregate fair values for each of the Plan's significant investments, all of which represent 5% or more of the Plan's net assets.

                                                                  December 31
                                               --------------------------------------------
                                                         1995                        1994
                                               ----------------------     -----------------

                                               Shares         Value      Shares      Value
                                               ------         -----      ------      -----

New Perspective Fund                             44,394    $  727,173     32,727  $  470,282
The Investment Company of America                29,446       636,332     20,965     370,459
Washington Mutual Investors Fund                 48,210     1,059,178     28,494     479,839
The Income Fund of America                            -             -     14,611     191,994
The Bond Fund of America                              -             -      6,586      83,575
The Cash Management Trust of America                  -             -    135,650     135,650
                                                            ---------    -------

Total shares of registered investment
  companies                                                 2,422,683              1,731,799
Participant loans                                     -       187,742          -      71,587
Flores & Rucks, Inc. common stock                     -       454,254          -           -
Other                                                 -       682,048          -           -
                                                              -------                -------


                                                           $3,746,727            $ 1,803,386
                                                           ==========            ===========



Note 7.    Related Party Transactions

           Certain Plan investments are shares of pooled separate accounts managed by Principal Mutual Life Insurance Company and mutual fund shares in registered investment companies managed by American Family Funds. While no direct fees are paid to Principal Mutual Life

                          NOTES TO FINANCIAL STATEMENTS




           Insurance Company or American Family Funds, certain management expenses which are netted against interest and dividend income are charged to the funds and allocated to all share owners.


Note 8.    Change of Trustee

           Effective August 1, 1995, management changed the contract trustee and administrator to enable the offering of company stock as an investment option in the Plan. The Plan also increased the investment options from six to seventeen different funds.

                                                               Schedule 1



                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
                       ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1995

   Identity of                                                              Fair
 Party Involved                   Description         Shares      Cost     Value
 --------------                   -----------          -----      ----     -----

                           Common Investment Funds:
The American Funds Group      New Perspective Fund     44,394  $741,409    727,173


The American Funds Group   The Investment Company      29,446   622,586    636,332
                             of America



The American Funds Group  Washington Mutual Investors  48,210 1,004,395  1,059,178
                             Fund
                                                              ---------  ---------


                           Total Common Investment            2,368,390  2,422,683
                             Funds
                                                              ---------  ---------


Principal Mutual Life     General Fund Account:
  Insurance Company         Guaranteed Interest Account     -   114,697    114,697
                                                                -------      -------



Principal Mutual Life     Pooled Separate Accounts:
  Insurance Company            U.S. Stock Account          65    15,193     15,863



Insurance Company

 Principal Mutual Life    Money Market Account          1,551      48,611   49,203
  Insurance Company
 Principal Mutual Life
  Insurance Company       Real Estate Account               7       1,440    1,456

Principal Mutual Life
  Insurance Company       Bond and Mortgage Account        70      27,413   28,013
Principal Mutual Life
  Insurance Company       International Stock Account   2,896      62,111   83,045

Principal Mutual Life
  Insurance Company       Government Securities Account   220       2,509    2,525

Principal Mutual Life
  Insurance Company       Stock Index Account           2,419      48,622   49,61
Principal Mutual Life
  Insurance Company       Value Stock Account           1,376      30,542   31,399




                                                                      Schedule 1





                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
                ASSETS HELD FOR INVESTMENT PURPOSES, (Continued)
                                December 31, 1995

   Identity of                                                               Fair
   Party Involved                   Description        Shares      Cost      Value
   --------------                    -----------       ------      ----      -----


 Principal Mutual Life
 Insurance Company        Small Company Account        3,737      94,254     95,783

 Principal Mutual Life
 Insurance Company        Growth Stock Account         3,597      72,233     73,852


 Principal Mutual Life
 Insurance Company        Bond Emphasis Account        5,006      58,316     59,865


 Principal Mutual Life
 Insurance Company        Stock Emphasis Account       7,613      93,675     96,729
                                                                 -------    -------

                          Total Pooled Separate
                            Accounts                             554,919    567,351
                                                                 -------    -------

 Flores & Rucks, Inc.       Common Stock              41,147     423,201    454,254
                                                                 -------    -------


 Participant Loans          Interest rates range                            187,742
                               from 7.0% to 11.75%         -          -           -

                                                                 -------    -------
                         Total Assets Held For                $3,461,207 $3,746,727
                                                              ==========  =========
                            Investment Purposes




                                                                      Schedule 2

                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
                             REPORTABLE TRANSACTIONS
                          Year Ended December 31, 1995


                                                             Total     Total     Net
                                                           Purchase   Selling   Gains
 Description of Asset                   Purchases  Sales     Price     Price   (Loss)
 --------------------                   ---------  -----     -----     -----   ------



 New Perspective Fund                    17               $1,020,237   $     -  $    -

                                                             874,402
 The Investment Company of America       18                                  -       -

                                                           1,204,445
 Washington Mutual Investors Fund        19                                  -       -

                                                             120,495
 Guaranteed Interest Account             15                                  -       -

                                                             615,334
 Money Market Account                    13                                  -       -

                                                             110,741
 Small Company Account                   15                                  -       -

 Stock Emphasis Account                  13                  113,463         -       -


 Flores & Rucks Stock                    18                  439,493         -       -


                                                                   Schedule 2




                    FLORES & RUCKS, INC. 401(k) SAVINGS PLAN
                      REPORTABLE TRANSACTIONS, (Continued)
                          Year Ended December 31, 1995




                                                      Total       Total        Net
                                                    Purchase     Selling       Gains
 Description of Asset          Purchases    Sales     Price       Price       (Loss)
 --------------------          ---------    -----     -----       -----       ------


 New Perspective Fund                -      29    $  986,647     $1,074,621   $ 87,974


 The Investment Company of America   -      36       830,936        919,304     88,368


 Washington Mutual Investors Fund    -      37       951,935      1,083,068    131,133


 The Income Fund of America          -       9       330,516        365,486     34,970


 The Bond Fund of America            -       6       144,044        150,094      6,050


 Cash Management Trust of America    -      59     1,196,526      1,196,526
                                                                                  -

 Money Market Account                -       4       566,723        568,311      1,588

